

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Parag Agrawal
Chief Executive Officer
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, California 94103

   Re: Twitter, Inc.
     Annual Report on Form 10-K for the fiscal year ended December 31, 2021
     Filed February 16, 2022
     Quarterly Report on Form 10-Q for the quarter ended March 31, 2022
     Filed May 2, 2022
     File No. 001-36164

Dear Mr. Agrawal:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Technology

cc: Douglas Schnell